VICTORY LG, INC.
6544 Kathrine Ann Court
Salt Lake City, UT 84118

June 9, 2011

United States Securities and Exchange Commission
Washington D.C. 20549

RE:	VICTORY LG, INC.
Amendment No. 4 to Registration Statement on Form S-1
Filed on June 9, 2011
File No. 333-173056

Attention:  Johnny Gharib of Jeffrey Riedler’s office

To Whom It May Concern:

Please find enclosed our changes to VICTORY LG, INC.’s Registration Statement filed on March 25, 2010.

The third sentence in the first paragraph, under the Heading: A) RISK RELATED TO OUR BUSINESS, and under the subheading “WE HAVE RECEIVED AN OPINION OF GOING CONCERN FROM OUR AUDITORS…” on, or about, page 9, has not been deleted as per the financials.

Additionally, the first sentence in the second paragraph of the subheading “IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL, on, or about, page 9, has been deleted as per the financials.

Sincerely,

/s/ Pauline Carson
Pauline Carson
Chief Executive Officer
Victory LG, Inc.